Gemalto announces the filing of an all cash tender offer
for Wavecom with the AMF
Acquisition will expand Gemalto business in growing Machine-to-Machine market
Offer values each Wavecom share at €7, a premium of 72% over the last closing price
•	Wavecom is the innovation leader in the wireless M2M market with a clear service strategy
•	Logical extension of Gemalto’s digital security vision
•	Value creation will be achieved through immediate synergies, extended geographical reach, increased product and service deployment capabilities
•	Low integration risk given strong cultural fit, geographical proximity, adjacency to Gemalto core business
•	Gemalto 2009 EBIT objective unchanged
Meudon, Monday October 6, 2008 — Gemalto (Euronext NL0000400653 — GTO), the world leader in digital security, today announces the filing with the AMF of a tender offer to the shareholders and the holders of convertible bonds (OCEANE) of Wavecom and its intention to file an offer in the United States with similar conditions and, including holders of Wavecom American Depositary Shares.
The combination will expand Gemalto’s business in the growing Machine-to-Machine (M2M) market and is a natural extension to Gemalto’s core business.
The offer prices each Wavecom share at €7.00 (seven euros), which represents:
—	a 72% premium over the closing price of 3 October 2008,

—	a 50% premium over the volume weighted average share price in the preceding 3 months.
The offer prices each OCEANE at €20 (twenty euros).
Olivier Piou, Chief Executive Officer, commented: “Machine to Machine is an attractive and growing market, with the opportunity to connect billions of devices, and Wavecom is at the forefront of this industry. Gemalto will provide Wavecom with the scale and resources to capture the full growth potential of M2M, and give its employees a truly global reach and working environment. Our all cash offer delivers in addition an attractive premium to Wavecom shareholders. This combination is a great opportunity to facilitate the deployment of M2M solutions based on simple, standardized software and service elements.”

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HIGHLIGHTS OF THE OFFER
The offers are for the shares and the convertible bonds (OCEANE) of Wavecom and will be entirely settled in cash.
Conditional threshold 50.01%: the offer will be conditioned to the holding by Gemalto of shares representing at least 50.01% of the shares capital of Wavecom at the closing of the offer and of the U.S. offer.
Price: the proposed price is of €7 (seven euros) per share and of €20 (twenty euros) per OCEANE.
Premium: the proposed price highlights a premium of 72% compared to the trading price of the shares of Wavecom on October 3, 2008.
Indicative planning: the offer was filed with the Autorité des Marchés Financiers (AMF) on Monday October 6, 2008, and will be open only once the AMF declares the conformity of the offer. The timetable of the offer will be determined by the AMF.

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Conference call
Gemalto will hold a press, analysts and investors meeting to present this offer. The meeting will take place today at Pavillon Gabriel, 8 avenue Gabriel, 75008 Paris, and will start at 11:00 am Paris time. Prepared remarks will be in French.
The company has also scheduled a conference call in English today at 3:00 pm Paris time (2:00 pm London time and 9:00 am New York time). Callers may participate in the live conference call by dialling:
+44 207 806 1966
or +1 718 354 1391
or +33 1 70 99 42 99
The presentation slide show will be available for download on our Investor Relations web site (www.gemalto.com/investors) at 11:00 pm Paris time (10:00 am London time, 5:00 am New York time).
Replays of the conference call will be available from approximately 3 hours after the conclusion of the conference call until October 13, 2008 midnight Paris time by dialling:
+44 207 806 1970 or +1 718 354 1112 or +33 1 71 23 02 48, access code: 2408541#.

Investor Relations	Emlyn Korengold
Vincent Biraud	TBWA Corporate
M.: +33(0) 6 08 48 33 23	T. : +33 (0) 6 08 21 93 74
vincent.biraud@gemalto.com	emlyn.korengold@tbwa-corporate.com

Corporate Communication
Rémi Calvet
M.: +33(0) 6 22 72 81 58
remi.calvet@gemalto.com

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Wavecom at a glance
The wireless M2M experts
Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.
Founded in 1993 and headquartered near Paris, France, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), São Paulo (Brazil), Farnborough (UK) and Munich (Germany). Wavecom is publicly traded on Euronext Paris’ Eurolist in France (AVM) and on the NASDAQ exchange in the U.S. (WVCM). http://ww.wavecom.com
About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is the leader in digital security with 2007 annual revenues of over €1.6 billion, more than 85 offices in 40 countries and about 10,000 employees including 1,300 R&D engineers. In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, subscribers’ identification modules (SIM’s), e-passports and tokens to the deployment of managed services for its customers. More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years. For more information, please visit www.gemalto.com.

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Additional Information
The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This press release is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the French Autorité des marchés financiers (“AMF”) as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).
Forward-looking statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Gemalto. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements for purposes of applicable securities laws. Although management of the company believes that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the company to achieve the expected synergies from the combination; trends in wireless communication and mobile commerce markets; the company’s ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the combination and any future acquisitions and investments on the companies’ share prices; and changes in global, political, economic, business, competitive, market and regulatory forces. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of the date of this communication and the companies are under no duty, and do not undertake, to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

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